August 2009 Pricing Sheet dated August 7, 2009 relating to Preliminary Terms No. 164 dated August 7, 2009 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities
RevConsSM
Based on the Common Stock of Bank of America Corporation due February 12, 2010
Reverse Convertible Securities
PRICING TERMS – AUGUST 7, 2009
Issuer:	Morgan Stanley
Aggregate principal amount:	$9,742,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	February 12, 2010
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the trading price of the underlying stock has declined to or below the trigger price at any time on any trading day from and including the trading day following the pricing date to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Trading price trigger event
Exchange ratio:	60.90134 (the stated principal amount divided by the initial share price, subject to adjustments for corporate events)
Trigger level:	65%
Trigger price:	$10.673 (the trigger price is equal to the product of the trigger level times the initial share price)
Determination date:	February 9, 2010 (3 business days before the maturity date), subject to postponement in the event of certain market disruption events
Coupon:	14.40% per annum, payable monthly beginning September 12, 2009
Underlying stock:	Bank of America Corporation
Initial share price:	$16.42, which is the closing price of the underlying stock on the pricing date
Pricing date:	August 7, 2009
Original issue date:	August 12, 2009
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	617482GP3
ISIN:	US617482GP37
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per RevCons	$1,000	$15	$985
Total	$9,742,000	$146,130	$9,595,870
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for reverse convertible securities (“RevCons”).

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 164 dated August 7, 2009
Prospectus Supplement for RevCons dated December 23, 2008
Prospectus dated December 23, 2008

THE REVCONS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE REVCONS WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.